UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
September 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

FIBRIA CELULOSE S.A.
Publicly-held Corporation
CNPJ/MF n. 60.643.228/0001-21
NIRE 35.300.022.807

MATERIAL FACT

In compliance with the provisions of article 157, §4º of Law 6.404/76, and CVM Instruction 358/2002, as amended, and in furtherance to the information disclosed in the Notice to the Market made on July 27, 2011 and the Material Fact of August 11, 2011, FIBRIA CELULOSE S.A. (BM&FBOVESPA: FIBR3 | NYSE: FBR) ("FIBRIA" or the “Company”) hereby announces that the Company today entered into the Quota Purchase and Sale Agreement with OJI PAPER CO., LTD., on an irrevocable basis, for the sale, by FIBRIA, of the assets that comprise the Company’s paper mill unit located in the city of Piracicaba, State of São Paulo, for the price of US$ 313,000,000.00 (three hundred and thirteen million North-American dollars). The closing of this transaction with the payment of the price shall occur on September 29, 2011.

The transaction under this Material Fact shall be submitted to the approval of the relevant governmental authorities.

São Paulo, September 22, 2011.

João Adalberto Elek Junior
Chief Financial and Investors Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: September 22, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO